UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☑ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended March 31, 2014.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2014 AND 31 DECEMBER 2013

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
10000000	**TOTAL ASSETS**	**2,051,439,885**	**2,047,390,353**
11000000	**TOTAL CURRENT ASSETS**	**267,731,687**	**266,913,870**
11010000	CASH AND CASH EQUIVALENTS	83,172,016	80,745,719
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	92,690,621	84,985,515
11030010	TRADE RECEIVABLES	93,309,364	85,682,799
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-618,743	-697,284
11040000	OTHER RECEIVABLES, NET	38,704,437	37,526,496
11040010	OTHER RECEIVABLES	38,704,437	37,526,496
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	46,108,417	56,914,500
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	7,056,196	6,741,640
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	7,056,196	6,741,640
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,783,708,198**	**1,780,476,483**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	45,670,349	42,209,870
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	17,754,733	16,779,501
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0
12020040	OTHER INVESTMENTS	27,915,616	25,430,369
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,718,829,866	1,721,578,741
12030010	LAND AND BUILDINGS	1,225,146,068	1,203,177,675
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,675,727,730	1,665,355,616
12030030	OTHER EQUIPMENT	87,651,414	85,554,340
12030040	ACCUMULATED DEPRECIATION	-1,415,568,305	-1,381,938,931
12030050	CONSTRUCTION IN PROGRESS	145,872,959	149,430,041
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	17,891,283	14,194,710
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	113,730	107,701
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	17,777,553	14,087,009
12070000	DEFERRED TAX ASSETS	1,316,700	2,493,162
12080000	OTHER NON-CURRENT ASSETS	0	0
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	0	0
20000000	**TOTAL LIABILITIES**	**2,270,831,594**	**2,232,636,993**
21000000	**TOTAL CURRENT LIABILITIES**	**250,331,124**	**259,190,832**
21010000	BANK LOANS	48,836,485	46,305,610
21020000	STOCK MARKET LOANS	71,959,572	44,371,333
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	61,018,528	106,745,193
21050000	TAXES PAYABLE	52,151,557	41,289,495
21050010	INCOME TAX PAYABLE	37,710,283	35,751,489
21050020	OTHER TAXES PAYABLE	14,441,274	5,538,006
21060000	OTHER CURRENT LIABILITIES	16,364,982	20,479,201

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2014 AND 31 DECEMBER 2013

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	5,182,158	6,284,482
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	11,182,824	14,194,719
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,020,500,470**	**1,973,446,161**
22010000	BANK LOANS	108,313,572	107,899,202
22020000	STOCK MARKET LOANS	678,994,363	642,664,269
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	24,769,820	27,059,698
22050000	OTHER NON-CURRENT LIABILITIES	1,208,422,715	1,195,822,992
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,130,053,875	1,119,207,870
22050050	PROVISIONS	69,834,798	69,209,398
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	8,534,042	7,405,724
30000000	**TOTAL EQUITY**	**-219,391,709**	**-185,246,640**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-219,825,898	-185,750,522
30030000	CAPITAL STOCK	114,604,835	114,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	117,123,291	115,313,691
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-322,485,693	-286,603,419
30080010	LEGAL RESERVE	1,002,465	1,002,130
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-287,605,549	-117,739,916
30080040	NET INCOME FOR THE PERIOD	-35,882,609	-169,865,633
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-129,068,331	-129,065,629
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-132,392,890	-132,392,890
30090030	FOREING CURRENCY TRANSLATION	4,964,578	5,127,480
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	-1,640,019	-1,800,219
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	434,189	503,882

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 MARCH 2014 AND 31 DECEMBER 2013

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	91,390,297	68,446,775
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	637,971,718	605,844,647
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	11,307,782	2,425,920
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	153,048	154,774
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	9,538,118	7,701,798
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**406,934,106**	**406,934,106**	**396,254,180**	**396,254,180**
40010010	SERVICES	2,699,382	2,699,382	2,235,976	2,235,976
40010020	SALE OF GOODS	404,234,724	404,234,724	394,018,204	394,018,204
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**210,331,518**	**210,331,518**	**203,842,126**	**203,842,126**
40021000	GROSS PROFIT	196,602,588	196,602,588	192,412,054	192,412,054
40030000	**GENERAL EXPENSES**	**32,611,965**	**32,611,965**	**31,468,494**	**31,468,494**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**163,990,623**	**163,990,623**	**160,943,560**	**160,943,560**
40050000	**OTHER INCOME (EXPENSE), NET**	**17,178,041**	**17,178,041**	**40,573,731**	**40,573,731**
40060000	**OPERATING PROFIT (LOSS) (*)**	**181,168,664**	**181,168,664**	**201,517,291**	**201,517,291**
40070000	FINANCE INCOME	638,172,092	638,172,092	1,000,562,510	1,000,562,510
40070010	INTEREST INCOME	514,335	514,335	667,289	667,289
40070020	GAIN ON FOREIGN EXCHANGE, NET	633,148,641	633,148,641	997,245,739	997,245,739
40070030	GAIN ON DERIVATIVES, NET	4,509,116	4,509,116	2,649,482	2,649,482
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	646,324,105	646,324,105	982,055,898	982,055,898
40080010	INTEREST EXPENSE	10,982,308	10,982,308	8,738,374	8,738,374
40080020	LOSS ON FOREIGN EXCHANGE, NET	633,235,973	633,235,973	964,668,401	964,668,401
40080030	LOSS ON DERIVATIVES, NET	2,105,824	2,105,824	8,649,123	8,649,123
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-8,152,013**	**-8,152,013**	**18,506,612**	**18,506,612**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	1,135,183	1,135,183	-238,064	-238,064
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**174,151,834**	**174,151,834**	**219,785,839**	**219,785,839**
40120000	INCOME TAX EXPENSE	210,105,257	210,105,257	224,173,951	224,173,951
40120010	CURRENT TAX	210,616,644	210,616,644	224,430,835	224,430,835
40120020	DEFERRED TAX	-511,387	-511,387	-256,884	-256,884
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-35,953,423**	**-35,953,423**	**-4,388,112**	**-4,388,112**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-35,953,423**	**-35,953,423**	**-4,388,112**	**-4,388,112**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-70,814	-70,814	-61,209	-61,209
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-35,882,609	-35,882,609	-4,326,903	-4,326,903

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX) **CONSOLIDATED**

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013

(Thousand Pesos) **Final Printing**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**-35,953,423**	**-35,953,423**	**-4,388,112**	**-4,388,112**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	-161,781	-161,781	-3,909,487	-3,909,487
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	160,200	160,200	270,941	270,941
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-1,581**	**-1,581**	**-3,638,546**	**-3,638,546**

40300000	**TOTAL COMPREHENSIVE INCOME**	**-35,955,004**	**-35,955,004**	**-8,026,658**	**-8,026,658**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-69,693	-69,693	-94,905	-94,905
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-35,885,311	-35,885,311	-7,931,753	-7,931,753

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2014**

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	37,570,391	37,570,391	36,638,764	36,638,764

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,618,884,550	1,631,840,748
92000040	OPERATING PROFIT (LOSS) (**)	707,273,601	858,393,755
92000060	NET PROFIT (LOSS) (**)	-201,623,739	-39,807,184
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-201,623,739	-39,807,184
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	149,078,106	143,893,884

(*) TO BE DEFINED BY EACH COMPANY

(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2014**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2013	49,604,835	0	0	0	178,730,591	977,760	-117,739,916	-383,337,573	-271,764,303	698,453	-271,065,850
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-4,326,903	-3,604,850	-7,931,753	-94,905	-8,026,658
BALANCE AT MARCH 31, 2013	49,604,835	0	0	0	178,730,591	977,760	-122,066,819	-386,942,423	-279,696,056	603,548	-279,092,508
BALANCE AT JANUARY 1, 2014	114,604,835	0	0	0	115,313,691	1,002,130	-287,605,549	-129,065,629	-185,750,522	503,882	-185,246,640
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	335	0	0	335	0	335
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	1,809,600	0	0	0	1,809,600	0	1,809,600
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-35,882,609	-2,702	-35,885,311	-69,693	-35,955,004
BALANCE AT MARCH 31, 2014	114,604,835	0	0	0	117,123,291	1,002,465	-323,488,158	-129,068,331	-219,825,898	434,189	-219,391,709

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**174,151,834**	**219,785,839**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	40,188,028	36,946,618
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	37,570,391	36,638,764
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-1,135,183	-238,064
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	3,752,820	545,918
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	10,616,388	-27,270,635
50040010	(+) ACCRUED INTEREST	10,937,594	8,671,876
50040020	(+) EXCHANGE FLUCTUATION	492,564	-35,942,511
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-813,770	0
50050000	**CASH FLOWS BEFORE INCOME TAX**	**224,956,250**	**229,461,822**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-243,879,741	-180,645,537
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	-10,719,368	-22,402,271
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	10,806,084	12,533,683
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-7,471,009	1,779,553
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	-45,726,665	18,537,611
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	9,587,828	18,194,921
50060060	+(-) INCOME TAXES PAID OR RETURNED	-200,356,611	-209,289,034
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**-18,923,491**	**48,816,285**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-36,216,780	-47,909,837
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-36,070,110	-47,622,025
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-146,670	-287,812
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	58,056,790	-8,069,257
50090010	+ BANK FINANCING	31,745,653	57,675,723
50090020	+ STOCK MARKET FINANCING	65,693,600	29,338,420
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-29,770,251	-73,874,930
50090050	(-) STOCK MARKET FINANCING AMORTISATION	0	-12,487,400
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	1,809,600	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-11,421,812	-8,721,070
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**2,916,519**	**-7,162,809**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**-490,222**	**-1,036,184**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	80,745,719	119,234,891
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**83,172,016**	**111,035,898**

March 31, 2014

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

First Quarter 2014 Summary

Total revenues from sales and services amounted to $406.9 billion.

Crude oil production averaged 2,492 thousand barrels per day (Mbd).

EBITDA amounted to $249.4 billion (U.S.$19.1 billion).

Taxes and duties paid decreased by 6.3%, totaling $210.1 billion (U.S.$16.1 billion).

The Company recorded a net loss of $36.0 billion (U.S.$2.7 billion).

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the first quarter of 2014, total sales increased by 2.7% or $10.7 billion, as compared to the same quarter of 2013, primarily as a result of:

- an 8.8%, or $8.3 billion increase in domestic sales of gasoline, excluding the accrued amount of IEPS credit; and
- a 47.0%, or $7.0 billion increase in domestic sales of gas, mainly due to a 77.0% rise in its price.

These increases were partially offset by:

- a 49.7%, or $ 8.2 billion decrease in fuel oil domestic sales, primarily due to a 50.8% reduction in sales volume; and
- a 3.8%, or $6.8 billion decrease in exports, mainly due to a 12.1% decline in the average price of the Mexican crude oil basket, from U.S.$104.72 per barrel in the first quarter of 2013, to U.S.$92.10 per barrel in the same period of 2014. As well as by a 1.1% decrease in the volume of crude oil exports, amounting to 1,191 Mbd.

Cost of Sales & Operating Expenses

A 3.2%, or $6.5 billion increase in cost of sales was recorded during the first quarter of 2014, as compared to the same period of 2013, primarily due to a 9.3% or $8.5 billion increase in purchases for resale, primarily due to higher prices of natural gas.

The previous was partially offset by a 23.6%, or $7.3 billion decrease in operating expenses, mainly due to a decline in provision for liabilities.

In addition, distribution and transportation expenses decreased by 3.4%, or $0.3 billion, while administrative expenses increased by 5.9%, or $1.4 billion.

During the first quarter of 2014, the net cost of employee benefits recorded under cost of sales and under general expenses decreased by 3.7%, or $1.1 billion, due to adjustments to the actuarial calculation method.

Other Revenues (expenses)

The sum of other revenues and expenses during the first quarter of 2014 represented a $17.2 billion revenue, as compared to revenues for $40.6 billion during the same period of 2013. This variation was primarily due to an $18.6 billion decrease in the accrued amount of IEPS credit.

Interest Income & Interest Expense

During the first quarter of 2014, interest expenses decreased by 24.7%, due to a $6.5 billion reduction in financial derivative costs, while interest income increased by 51.5%, due to a $1.9 billion increase in financial derivatives income.

Exchange Rate Variation
The Company recorded a foreign exchange loss of $87 billion during the first quarter of 2014, as compared to a foreign exchange gain of $32.6 billion during the same period of 2013. The Mexican peso recorded a 0.1% depreciation against the U.S. dollar during the first quarter of 2014, as compared to the 5.0% peso appreciation recorded during the same quarter of 2013.

Net Income (Loss)
During the first quarter of 2014, PEMEX recorded a net loss of $36.0 billion. This was primarily due to:
- a 12.1% decrease in the price of the Mexican crude oil basket;
- a 2.4% decrease in the price of regular gasoline in the U.S. Gulf of Mexico, which directly affected PEMEX's gasoline sale price; and
- an 18.6 percentage points increase in taxes and duties paid over income before taxes and duties.

Current assets
As of March 31, 2014, current assets lightly increased by 0.3% or $0.8 billion, mainly due to cash and cash equivalents, as well as higher accounts, notes receivables and others. The previous was partially offset by lower inventories.

Property, plant and equipment
Property, plant and equipment totaled $1,718.8 billion, a 0.2% decrease with regard to December 31, 2013, which amounted to $1,721.6 billion.

Current liabilities
Current liabilities decreased by 3.4%, mainly as a result of a $45.7 billion decrease in suppliers' liabilities. The previous was partially offset by a $30.1 billion increase in short-term debt.

OPERATING RESULTS AS OF MARCH 31, 2014

Crude Oil Production
During the first quarter of 2014, total crude oil production averaged 2,492 Mbd, a 2.1% decrease as compared to the same period of 2013. This variation was primarily due to:

- a 3.7% decrease in the production of heavy crude oil due to an increase in the fractional water flow of wells and a natural decline in production at the fields of the Cantarell business unit in the Northeastern Marine region; and
- a 4.4% decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Crudo Ligero Marino project in the Southwestern Marine region, as well as an increase in the fractional water flow of wells of the Pijije and Sen fields in the Delta del Grijalva project, located in the Southern region.

This decrease was partially offset by a 1.5% increase in light crude oil production at the Kuil, Onel, Chuhuk and Tsimin fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region, at the Artesa field of the Southern region, and at the Gasífero and Bedel fields in the Northern region. Altogether, this group of fields reached an average production of 200 Mbd by the end of the first quarter of 2014.

Natural Gas Production

During the first quarter of 2014, natural gas production increased by 1.9%, as compared to the same quarter of 2013, primarily as a result of a 10.8% increase in associated gas production at the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, and at the Litoral de Tabasco and Abkatún-Pol-Chuc business units in the Southwestern Marine region.

This increase was partially offset by a 15.8% decline in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the completion of wells at the Veracruz and Burgos business units in the Northern region.

Gas flaring

During the first quarter of 2014, gas flaring increased by 92 MMcfd, primarily due to:
- scheduled maintenance of compression equipment on rigs located in the Northeastern Marine region; and
- non-scheduled shutdowns of compression equipment in the Southwestern Marine region in February.

As a result, the natural gas use as a percentage of production was 97.0% during the first quarter of 2014.

Crude oil processing

During the first quarter of 2014, total crude oil processing decreased by 6.4%, as compared to the same period of 2013, primarily due to scheduled maintenance cycles and non-scheduled overhaul works.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 3.7 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and distillates.

PEMEX's usage of its primary distillation capacity decreased by 4.1 percentage points, due to scheduled maintenance cycles, as well as non-scheduled overhaul projects.

Production of Petroleum Products

During the first quarter of 2014, total petroleum products output decreased by 3.5%, as compared to the same period of 2013, due to a decrease in crude oil processing. Nevertheless, the production of gasoline was slightly higher, as compared to the same period of 2013, while fuel oil production, which is an output with a lower added value, continued to record a downward trend.

During the first quarter of 2014, PEMEX's NRS recorded a positive variable refining margin of U.S.$3.34 per barrel, U.S.$2.06 per barrel above the margin recorded during the first quarter of 2013. This increase was primarily due to an increase in production of gasoline and a recovery of international refining margins during the period.

Natural Gas Processing and Production

During the first quarter of 2014, natural gas processing decreased by 2.2%, in response to the decreased availability of sweet wet gas from the Northern region. As a result, dry gas production decreased by 2.3%, or 88 MMcfd.

Condensates processing increased by 18.0%, as compared to the first quarter of 2013, due to an increase in the supply of sweet condensates in the Northern region, as well as to increased availability of sour condensates in the Marine regions.

Production of Petrochemicals

During the first quarter of 2014, the production of petrochemical products increased by 12.4%, or 159 Mt, as compared to the same period of 2013, primarily due to the following:

- an 82 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, high octane, toluene and xylene;
- a 13 Mt increase in production in the methane derivatives chain due to an increased availability of natural gas, which increased the output of carbon dioxide and methanol; and
- a 30 Mt increase in production in the propylene and derivatives chain, due to greater production of propylene and to the stabilization of the acrylonitrile producer plant.

This increase was partially offset by a 24 Mt decrease in production in the ethane derivatives chain, mainly due to the fact that production of vinyl chloride was transferred to the joint venture between Pemex-Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V. in September 2013, and is no longer on our records. Moreover, lower volumes of low and high density polyethylene were recorded due to non-scheduled shutdowns.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RAISING

Equity Structure

As of March 31, 2014, the Company recorded a negative equity totaling $219.4 billion, as compared to the negative equity of $185.2 billion recorded as of December 31, 2013.

Liquidity Management

As of March 31, 2014, Petróleos Mexicanos holds liquidity management credit lines for U.S.$3.3 billion. As of that date, U.S.$1 billion were disbursed.

Debt

The following information reflects the Company's total debt as of March 31, 2014 and March 31, 2013:

	Balance as of	
	Dec 31, 2013	March 31, 2014
	(Billion pesos)	
Short-term	$90.7	$120.8
Long-term	$750.6	$787.3
Total debt	**$841.3**	**$908.1**

Financing activities

The main financing activities carried out during the first quarter of 2014 were:

Capital markets

(i) On January 23, 2014, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S.$4.0 billion:
- U.S.$500 million of its 3.125% Notes due on 2019;
- a reopening of U.S.$500 million of its 4.875% Notes, due on January 18, 2024; and
- U.S.$3.0 billion of its 6.375% Notes, due 2045.

Total demand was approximately ten times the original amount announced to be issued of U.S.$3.0 billion, representing an all-time record demand from the international markets.

(ii) On January 30, 2014, Petróleos Mexicanos issued $12.5 billion of its *Certificados Bursátiles* as follows:
- $3.5 billion, denominated in UDIs (Investment Units) due in 2026, at a 3.94% rate;
- a reopening of $2.0 billion due on February 28, 2019, at 28 days floating TIIE rate plus six basis points; and
- a reopening of $7.5 billion due on September 12, 2024, at a 7.19% rate.

(iii) On April 16, 2014, Petróleos Mexicanos issued EUR 1.0 billion of its 3.75% Notes due in 2026. Total demand was approximately six times the original amount issued, representing an all-time record demand for euros issued by Petróleos Mexicanos.

Export Credit Agencies (ECAs)

On March 21, 2014, the Company obtained a bilateral credit line from the Export Development Bank of Canada for U.S.$0.3 billion, which bears interest at a rate of 2.35% and matures in March 2018.

Publicly Financed Works Contracts (Contratos de Obra Pública Financiada, COPF)

During the first quarter of 2014, no provisions were carried out through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production.

Cash flows from operating activities, financing and investment

As of March 31, 2014, the net cash flow from operating activities amounted to $-18.9 billion, in contrast with $48.8 billion during the same period of 2013.

Cash and cash equivalents as of March 31, 2014, amounted to $83.2 billion, as compared to $111.0 billion during the same period of 2013.

Treasury Policies

Regarding treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and those of its subsidiary entities, as well as to promote the integration and consolidation of its cash position and projection.

In addition, the Company develops investment mechanisms of its financial resources to maintain market favorable conditions and ensure the best procurement terms provided by financial institutions.

The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) government securities;

b) financial transactions by the Federal Government.;

c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;

d) balances with the Treasury; and

e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds

Investments in dollars must meet the Company's operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, PEMEX's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. PEMEX's investments made in dollars are managed by Banco de México.

Cash and Cash Equivalents Currencies

Petróleos Mexicanos' cash and cash equivalents are primarily in pesos and dollars, since sale revenues are made in these currencies. At the same time, Petróleos Mexicanos makes payment of several expenses and debt in these currencies.

Relevant capital investment and financing sources

Total investment commitments amount to an approximate $286.7 billion for 2014.

During 2013, in nominal pesos, Pemex-Exploration and Production (PEP) invested a total amount of $212.6 billion in capital expenses for exploration and production related activities. For 2014, PEP has 26 projects in its investment budget, for which $230.9 billion have been considered.

During 2013, in nominal pesos, Pemex-Refining (PR) invested in four infrastructure projects, as well as in other general functioning projects, strategic planning, equipment acquisition, research and development, and complementary investments totaling $29.8 billion. For 2014, PR has an investment budget of $40.7 billion considered.

Pemex-Petrochemicals (PPQ) and Pemex-Gas and Basic Petrochemicals (PGPB), invest in projects related to processing, transportation, and storage of natural gas, condensates and petrochemicals. During 2013, PGPB invested $5.4 billion, and for 2014 it has an investment budget of $7.5 billion.

During 2014, PPQ has an investment budget of $5.4 billion for eight projects, as compared to $4.0 billion invested during 2013.

Current investment commitment has increased as compared to previous years. Based on experience, it is expected to generate sufficient working capital to face investments through:

- cash flows from operating activities;
- peso-denominated notes issued in the national market;
- other debt securities issued in the international capital markets;
- renewal of existing lines of credit and insurance of additional lines of credit from the national and international commercial banks;
- additional financing activities.

The securities issued vary in terms, amount, currency and interest rate. The Company issues securities in U.S. dollars, Japanese yens, Euros, Pound Sterling, Swiss francs or Mexican pesos, among other currencies. These securities can be issued with a fixed or a floating rate, and maturities of one or more years, including perpetual bonds, depending on market conditions, and funding needs.

The Company can issue securities in international capital markets or in the Mexican market, or both. Commercial banking's syndicated loans can be established with one or multiple tranches and with different maturities. Bilateral loans can vary on terms and scope, and may have maturities of one year or more.

Tax Credits or Debits

In February 2010, the Administrative Taxation Service (Servicio de Administración Tributaria, SAT) notified PEP of the results of its review of its financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (Impuesto al Valor Agregado, IVA) and the Ordinary Hydrocarbon Duty. On September 20, 2010, the SAT resolved and on September 22, 2010 notified Pemex-Exploration and Production that it owed an additional $4,575.2 million (including penalties and interest). On November 30, 2010, Pemex- Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court). By agreements reached on November 20, 2013, the Regional Tribunal recognizes that a) pleas have been filed; b) agrees on changes to defendant Delegates; and c) declares closing of the proceedings and forwards the dossier to the Superior Tribunal as a result of exercising the option of becoming involved. The file is now in the First Section of the Superior Tribunal under case number 28733/10-17-03-7/1838/13-S1-05-04. Its conclusion is still pending.

In February 2010, the SAT notified Pemex-Refining of the results of its review of its financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the SAT notified Pemex-Refining of a fiscal credit it owed amounting to $1,553.4 million, due to an omission of value added tax, including penalties and interest. On November 30, 2013, Pemex-Refining promoted an administrative claim against that resolution (file 28733/10-17-03-7) before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court. By agreements reached on November 20, 2013, the Regional Tribunal recognized that a) pleas have been filed; b) agrees on changes to defendant Delegates; and c) declares closing of the proceedings and forwards the dossier to the Superior Tribunal as a result of exercising the option of becoming involved. The file is now in the First Section of the Superior Tribunal under case number 28733/10-17-03-7/1838/13-S1-05-04. Its conclusion is still pending.

Round Zero

In compliance with the dates agreed upon, Petróleos Mexicanos submitted to the Ministry of Energy its request for regions which include both, producing and prospective fields. The Company's requests under Round Zero seek to withhold sufficient resources as to maintain current production levels, as well as to have enough exploratory opportunities to ensure future growth. As a result, Petróleos Mexicanos requested 83% of 2P reserves, and 71% of 3P reserves.

In addition, the Company has requested 31% of Mexico's total prospective resources, aiming to ensure its organic growth. Of that percentage, 60.2 billion barrels of oil equivalent (boe) refer to unconventional resources, whereas 52.5 billion boe refer to conventional resources.

Internal Control

Petróleos Mexicanos' management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures in order to:

(i) Make sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of the Company's assets;

(ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that Petróleos Mexicanos' expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and

(iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands, except as noted)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establish the state will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities (as defined below).

The Petróleos Mexicanos Law, which was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities (as defined below) will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the "Subsidiary Entities Decree"), which was published in the Official Gazette of the Federation and became effective as of the following day.

Under the Subsidiary Entities Decree:

- Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities (as defined below) in accordance with the Petróleos Mexicanos Law, and to provide

(Figures stated in thousands, except as noted)

general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities (as defined below);

- the Subsidiary Entities (as defined below) will continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

- the organization continues to allocate the duties to each Subsidiary Entity (as defined below) in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

- the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities (as defined below), and such products will continue to be manufactured by Pemex-Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

- the activities, operations or services required by the Subsidiary Entities (as defined below) for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities (as defined below) or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities (as defined below) may enter into alliances or partnerships with third parties.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the "Board") approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013 and September 30, 2013.

On March 28, 2013, the Organic Statutes of each Subsidiary Entity (as defined below) were published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of each of the Subsidiary Entities (as defined below), and also delineate the duties and internal regulations of their respective Boards of Directors.

The Subsidiary Entities are decentralized entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names and are grouped in accordance with the areas delineated by the Secretary of Energy. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities, of which Petróleos Mexicanos owns 100% of the equity, are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV. Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

On December 12, 2013, the Permanent Commission of the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Mexican Constitution, which were subsequently approved by a majority of Mexico's state legislatures and signed into law by President Peña Nieto. On December 20, 2013, these amendments were published as the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, or the "Energy Reform Decree") in the Official Gazette of the Federation and took effect on December 21, 2013. The Energy Reform Decree includes transitional articles that set forth the general framework for the secondary legislation or implementing laws, which have not been enacted as of the date of these unaudited consolidated financial statements.

The key features of the Energy Reform Decree with respect to the hydrocarbons sector in Mexico and PEMEX's operations are the following:

- *Ownership by Mexican Nation*: Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

- *Private Sector Participation*: The Mexican Government will carry out the exploration and extraction of hydrocarbons in Mexico through assignments to "productive state-owned companies" (as described below) or through agreements with such productive state-owned companies or with private sector companies. As part of the secondary legislation to be adopted, the Mexican Congress must make the necessary adjustments to the legal framework regulating the contractual regime for exploration and extraction activities, which may include the creation of licenses, service contracts, profit-sharing contracts and production-sharing contracts.

- *Conversion*: Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company within two years from the enactment of the Energy Reform Decree. During the two-year transition period, PEMEX will be entitled to be awarded the assignments and agreements mentioned above. As a productive state-owned company, Petróleos Mexicanos' corporate purpose will be to create economic value and increase the income of the Mexican nation while adhering to principles of equity as well as social and environmental responsibility, and it will be granted technical, managerial and budgetary autonomy, subject to certain controls. The Mexican Government will continue to control Petróleos Mexicanos once it is converted to a productive state-owned company.

- *Round Zero*: Pursuant to the Energy Reform Decree, PEMEX has requested that the *Secretaría de Energía* (Ministry of Energy) assign to it certain exploration and extraction areas in which it currently operates, based on its operational capabilities. Any such areas that it does not request or are not assigned to it will be subject to a bidding process that will be open to participation by private sector companies.

- *Booking of Reserves*: Productive state-owned companies and private companies will be allowed to report assignments or contracts and the corresponding expected benefits for accounting and financial purposes,

(Figures stated in thousands, except as noted)

with the understanding that any solid, liquid or gaseous hydrocarbons that are in the subsoil will remain the property of the Mexican nation.

- *Pipeline System*: The *Centro Nacional de Control del Gas Natural* (National Center of Natural Gas Control), a decentralized public entity of the Mexican Government, will be created to own and operate the national gas pipeline system and storage infrastructure. Pursuant to the applicable secondary legislation, Pemex-Gas and Basic Petrochemicals will transfer and assign to the National Center of Natural Gas Control the assets and contracts necessary for it to manage this system and infrastructure.

- *Regulatory Oversight and Authority*: The Ministry of Energy, the *Comisión Nacional de Hidrocarburos* (National Hydrocarbons Commission, or the "NHC") and the *Comisión Reguladora de Energía* (Energy Regulatory Commission) will be granted additional technical and administrative authority over certain of PEMEX's operations and the energy sector generally. In addition, the Ministry of Energy will be granted the authority to issue permits for oil treatment and refining, and for natural gas processing, activities which are currently reserved to PEMEX.

On March 21, 2014, as part of Round Zero, Petróleos Mexicanos submitted to the Ministry of Energy a request that PEMEX be assigned the right to continue to explore and develop areas that together contain 96% of Mexico's estimated proved reserves of crude oil and natural gas as of December 31, 2013. The transitional articles of the Energy Reform Decree provide that the Ministry of Energy will take the following factors into consideration when determining whether to grant PEMEX an assignment:

- with respect to areas that PEMEX was actively exploring in which it had made commercial discoveries or investments as of December 21, 2013, its investment capacity and evidence of a detailed plan for exploration; and

- with respect to areas that PEMEX already had under production as of December 21, 2013, a development plan for producing fields, including evidence of proper development of such fields and the ability to efficiently and competitively carry out production activities.

The Ministry of Energy has a deadline of September 17, 2014 to respond to the request.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public

(Figures stated in thousands, except as noted)

entities created by the predecessor statute to the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. In addition, unlike the Subsidiary Entities, the Subsidiary Companies are not decentralized entities and are managed as private corporations. The "Subsidiary Companies" are defined as those companies which are controlled by PEMEX (see Note 3(a)).

"Associates", as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

PEMEX prepared its condensed consolidated interim financial statements as of March 31, 2014 and December 31, 2013, and for the periods ended March 31, 2014 and 2013, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements as of and for the two years ended December 31, 2014 and 2013. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

On April 29, 2014, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of

Accounting and Fiscal Matters, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments; the principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and presentation currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

(i) the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii) PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii) benefits to employees were approximately 50% and 56% of PEMEX's total liabilities as of December 31, 2013 and 2012, respectively. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv) cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México*, requires that Government entities other than financial entities sell their foreign currency to the *Banco de México* in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the year-end exchange rate for assets and liabilities reported in the condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d) Terms definition

References in these condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the year.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Taxes and Federal Duties; Deferred Taxes
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its condensed consolidated interim financial statements:

(a) Basis of consolidation

The condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are companies that are 100% owned by Petróleos Mexicanos (with the exception of Pemex Finance, Ltd. ("FIN") and P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")), and are as follows: PMI CIM[(i)]; P.M.I. Trading, Ltd. ("PMI Trading")[(i)]; P.M.I. Holdings North America, Inc. ("PMI HNA")[(i)]; P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")[(i)]; P.M.I. Holdings, B.V. ("PMI HBV")[(i)]; P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")[(i)]; Kot Insurance Company, AG ("KOT"); Pemex Procurement International, Inc.

("PPI")(ii); P.M.I. Marine, Ltd. ("PMI Mar")(i); P.M.I. Services, B.V. ("PMI SHO")(i); Pemex Internacional España, S.A. ("PMI SES")(i); Pemex Services Europe, Ltd. ("PMI SUK")(i)(iii); P.M.I. Services North America, Inc. ("PMI SUS")(i); P.M.I. Field Management Resources, S.L. ("FMR")(i)(iv); P.M.I. Campos Maduros, S. de R.L. de C.V. ("SANMA")(iv); Mex Gas International, Ltd. ("MGAS"); FIN; Instalaciones Inmobiliarias para Industrias, S. A. de C. V. ("III")(iv); III Servicios, S. A. de C. V. ("III Services")(iv); PPQ Cadena Productiva, S.L. ("PPQCP")(iv) and Hijos de J. Barreras, S. A. ("HJ BARRERAS")(iv).

(i) Member company of the "PMI Group".
(ii) Formerly Integrated Trade Systems, Inc. ("ITS").
(iii) As of December 2013, PMI SUK is no longer included in the consolidated financial statements of PEMEX due to its liquidation, which did not have an impact on these condensed consolidated interim financial statements.
(iv) As of 2013, these companies are included in the consolidated financial statements of PEMEX.

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the condensed consolidated interim statements of financial position, the condensed consolidated interim statements of changes in equity (deficit) as "non-controlling interests", and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the year.

(c) Fair value measurement

PEMEX measures certain financial instruments such as derivative financial instruments at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured based on by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, equity investments, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the effective interest rate method ("EIR method"), less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Investments in equity instruments

Certain investments in equity instruments are designated irrevocably as investments in equity instruments upon initial recognition, as required under IFRS 9, "Financial Instruments" ("IFRS 9"). These investments are valued at fair value and changes in their fair value are recognized in other comprehensive results. Dividends arising from these investments are recognized in results of the period when the shareholder's right to receive payment of the dividend is established.

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments ("DFIs") presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Accounts, notes receivable and other

Accounts, notes receivable and other are recognized at realizable value. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(Figures stated in thousands, except as noted)

(h) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately. Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i) Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these consolidated financial statements, under the Petróleos

Mexicanos Law, Pemex-Exploration and Production has the right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information* promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates. Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

(j) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are primarily subject to the following special tax laws: *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH"), *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund) and *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP"), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the period in which they are incurred.

Petróleos Mexicanos is not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) and the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU"). The Subsidiary Entities are subject to these taxes.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

(o) Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX's administrative personnel, such as depreciation, personnel-related expenses and operating expenses associated with these activities.

Other revenues and expenses, net

Other revenues consists primarily of income received due to the "negative" IEPS Tax rate.

(Figures stated in thousands, except as noted)

Financing income and cost

Financing income and cost are comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the financing cost that is capitalized.

Exchange rate variations

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(s) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board management in order to allocate resources and assess the profitability of the segments.

(t) New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

IFRS 9, Financial Instruments (2010) ("IFRS 9 (2010)") and IFRS 9, Financial Instruments (2009) ("IFRS 9 (2009)")

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the entity's business model for the financial asset and the characteristics of the contractual cash flows associated with the financial asset. IFRS 9 (2010) introduces additional changes relating to financial liabilities. Currently, the IASB intends to make limited modifications to the classification and measurement requirements of IFRS 9 (2009) and IFRS 9 (2010) and to add new requirements to address the impairment of financial assets and changes to hedge accounting.

IFRS 9 (2010) and IFRS 9 (2009) are effective for annual periods beginning on or after January 1, 2018, and early adoption is permitted. It is anticipated that the adoption of these standards will have an impact on PEMEX's financial assets but not its financial liabilities.

In November 2013, the IASB announced the completion of a package of amendments to the accounting requirements for financial instruments. The amendments:

i. bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements;

ii. allow the changes that address the so-called "own credit" issue that were already included in IFRS 9 to be applied in isolation without the need to change any other accounting for financial instruments; and

iii. remove the January 1, 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency).

Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

(Figures stated in thousands, except as noted)

As of / for the period ended March 31, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. -	Ps. 180,523,339	Ps. 42,935,036	Ps. 7,585,182	Ps. 173,191,167	Ps. -	Ps. -	Ps. 404,234,724
Intersegment	297,728,605	19,933,494	22,867,228	3,965,093	111,836,089	16,359,338	(472,689,847)	-
Services income	-	1,047,029	600,872	-	181,099	1,136,178	(265,796)	2,699,382
Cost of sales	(76,433,062)	(230,824,306)	(64,580,633)	(11,633,309)	(282,807,866)	(511,687)	456,459,345	(210,331,518)
Gross income (loss)	221,295,543	(29,320,444)	1,822,503	(83,034)	2,400,489	16,983,829	(16,496,299)	196,602,588
Other revenues, net	993,995	15,736,361	(608,512)	286,363	184,048	663,543	(77,757)	17,178,041
Transportation and distribution expenses	-	(6,364,942)	(713,567)	(236,215)	(100,607)	(123)	87,484	(7,327,970)
Administrative expenses	(11,980,032)	(9,834,600)	(3,278,712)	(3,813,912)	(350,423)	(12,535,215)	16,508,899	(25,283,995)
Operating income (loss)	210,309,506	(29,783,625)	(2,778,288)	(3,846,798)	2,133,507	5,112,034	22,327	181,168,664
Financing income	(12,768,951)	(2,983,823)	(95,552)	(17,011)	(337,663)	(19,129,663)	22,244,531	(13,088,132)
Financing cost	4,627,215	43,919	771,192	29,671	425,286	21,367,961	(22,241,793)	5,023,451
Exchange gain (loss)	91,124	(28,341)	(85,803)	(1,184)	(6,498)	(56,630)	-	(87,332)
Profit (loss) sharing in associates	91,140	-	287,301	-	726,074	(44,982,045)	45,012,713	1,135,183
Total taxes, duties and other	(207,676,242)	-	327,193	(5,283)	(791,805)	(1,959,120)	-	(210,105,257)
Net (loss) income	(5,326,208)	(32,751,870)	(1,573,957)	(3,840,605)	2,148,901	(39,647,463)	45,037,778	(35,953,423)
Total current assets	518,230,267	271,063,089	105,958,386	76,106,175	97,180,652	402,295,909	(1,203,102,791)	267,731,687
Permanent investments in associates	1,280,591	488,319	4,422,224	-	7,790,350	490,518,915	(486,745,666)	17,754,733
Wells, pipelines, properties, plant and equipment—net	1,312,131,520	255,749,308	100,319,545	38,830,430	1,153,360	10,645,703	-	1,718,829,866
Total assets	1,852,213,714	529,236,451	211,370,044	115,810,730	112,475,851	1,705,074,174	(2,474,741,079)	2,051,439,885
Total current liabilities	193,032,840	266,009,008	32,450,010	7,605,863	71,653,898	875,952,173	(1,196,372,668)	250,331,124
Long-term debt	757,514,669	22,784,406	1,093,904	171,839	3,513,383	775,542,006	(773,312,272)	787,307,935
Employee benefits	346,124,964	357,111,673	84,456,483	108,260,181	1,210,974	232,889,600	-	1,130,053,875
Total liabilities	1,363,373,580	656,162,070	141,858,004	116,244,360	78,669,921	1,902,417,484	(1,987,893,825)	2,270,831,594
Equity (Deficit)	488,840,134	(126,925,619)	69,512,040	(433,630)	33,805,930	(197,343,310)	(486,847,254)	(219,391,709)
Depreciation and amortization	32,167,298	2,778,803	1,771,694	661,961	2,943	187,692	-	37,570,391
Net periodic cost of employee benefits	9,136,401	9,232,150	2,257,378	2,797,017	46,667	6,092,624	-	29,562,237
Acquisition of wells, pipelines, properties, plant and equipment	28,872,981	5,709,506	596,515	556,347	113,360	289,066	-	36,137,775

(Figures stated in thousands, except as noted)

As of / for the period ended March 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. -	Ps. 173,651,857	Ps. 33,078,664	Ps. 7,288,023	Ps. 179,999,660	Ps. -	Ps. -	Ps. 394,018,204
Intersegment	320,246,611	17,526,198	16,498,112	2,505,731	97,500,282	14,588,176	(468,865,110)	-
Services income	-	934,828	269,482		208,805	1,126,023	(303,162)	2,235,976
Cost of sales	(77,859,666)	(250,138,404)	(46,313,641)	(9,626,934)	(273,886,872)	(794,960)	454,778,351	(203,842,126)
Gross income (loss)	242,386,945	(58,025,521)	3,532,617	166,820	3,821,875	14,919,239	(14,389,921)	192,412,054
Other revenues, net	5,484,247	34,893,601	(110,927)	115,891	101,957	107,289	(18,327)	40,573,731
Transportation and distribution expenses		(6,705,696)	(654,667)	(275,192)	(78,060)	(16,029)	146,201	(7,583,443)
Administrative expenses	(11,200,315)	(8,794,933)	(2,816,208)	(3,290,716)	(313,988)	(11,766,350)	14,297,459	(23,885,051)
Operating income (loss)	236,670,877	(38,632,549)	(49,185)	(3,283,197)	3,531,784	3,244,149	35,412	201,517,291
Financing income	(18,359,917)	(4,776,013)	(271,263)	(13,389)	(1,385,549)	(28,227,662)	35,646,296	(17,387,497)
Financing cost	10,304,752	40,705	1,275,894	167,937	1,061,248	26,147,038	(35,680,803)	3,316,771
Exchange gain (loss)	25,678,470	2,971,317	124,378	2,238	60,461	3,740,474	-	32,577,338
Profit (loss) sharing in associates	38,877	-	142,008	-	(429,406)	2,222,475	(2,212,018)	(238,064)
Total taxes, duties and other	(221,978,477)		(843,498)	(8,846)	(1,031,157)	(311,973)		(224,173,951)
Net (loss) income	32,354,582	(40,396,540)	378,334	(3,135,257)	1,807,381	6,814,501	(2,211,113)	(4,388,112)
Depreciation and amortization	31,502,991	2,667,064	1,655,176	624,292	18,454	170,787	-	36,638,764
Net periodic cost of employee benefits	9,746,197	9,965,568	2,365,751	2,957,051	45,792	5,607,963	-	30,688,322

(Figures stated in thousands, except as noted)

As of / for the Year ended December 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales:								
Trade	Ps. —	Ps. 740,371,929	Ps. 143,290,615	Ps. 26,525,091	Ps. 687,677,633	Ps. —	Ps. —	Ps. 1,597,865,268
Intersegment	1,250,771,663	74,893,930	73,998,380	13,840,212	407,663,967	56,136,413	(1,877,304,565)	—
Services income	—	4,125,144	2,180,256	—	786,596	4,432,211	(1,184,850)	10,339,357
Cost of sales	(338,550,003)	(963,816,046)	(205,190,171)	(43,128,475)	(1,079,513,935)	(5,288,105)	1,821,480,397	(814,006,338)
Gross income (loss)	912,221,660	(144,425,043)	14,279,080	(2,763,172)	16,614,261	55,280,519	(57,009,018)	794,198,287
Other revenues and expenses—net	(27,207,006)	97,387,329	1,142,830	1,102,963	(6,525,139)	(1,082,910)	(291,217)	64,526,850
Transportation and distribution expenses	—	(28,989,721)	(2,623,144)	(880,839)	(395,725)	35	440,958	(32,448,436)
Administrative expenses	(42,809,551)	(32,927,261)	(11,352,890)	(12,706,033)	(1,789,969)	(54,012,586)	56,943,818	(98,654,472)
Operating income (loss)	842,205,103	(108,954,696)	1,445,876	(15,247,081)	7,903,428	185,058	84,541	727,622,229
Financing cost	(48,381,896)	(15,049,203)	(595,846)	(67,170)	(3,451,846)	(76,659,137)	90,138,077	(54,067,021)
Financing income	24,936,100	289,978	3,720,376	382,930	3,074,167	82,386,675	(90,263,017)	24,527,209
Exchange gain (loss)	(4,071,119)	699,215	(69,484)	17,082	(44,828)	(482,358)	—	(3,951,492)
Profit (loss) sharing in associates	207,132	—	933,927	—	(577,434)	(173,785,799)	173,928,884	706,710
Total taxes, duties and other	(856,978,971)	—	(1,525,410)	(21,349)	(3,930,748)	(2,439,584)	—	(864,896,062)
Net (loss) income	(42,083,651)	(123,014,706)	3,909,439	(14,935,588)	2,972,739	(170,795,145)	173,888,485	(170,058,427)
Total current assets	502,902,664	274,764,785	115,251,777	72,066,407	106,410,426	497,731,670	(1,302,213,859)	266,913,870
Permanent investments in associates	1,189,451	488,319	4,294,023	—	7,018,985	419,817,118	(416,028,395)	16,779,501
Wells, pipelines, properties, plant and equipment—net	1,315,399,260	253,117,660	101,513,879	39,008,884	1,982,647	10,556,411	—	1,721,578,741
Total assets	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303	(2,463,517,693)	2,047,390,353
Total current liabilities	213,952,321	352,932,603	35,977,158	6,145,414	81,810,182	863,145,326	(1,294,772,172)	259,190,832
Long-term debt	719,013,631	23,360,262	1,094,807	171,745	3,617,414	737,651,756	(734,346,144)	750,563,471
Employee benefits	342,612,970	354,166,740	83,372,338	107,202,896	1,222,116	230,630,810	—	1,119,207,870
Total liabilities	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634	(2,047,361,968)	2,232,636,993
Equity (Deficit)	494,067,978	(211,013,055)	77,613,946	(1,878,747)	31,761,294	(159,642,331)	(416,155,725)	(185,246,640)
Depreciation and amortization	127,029,321	10,780,711	7,060,955	2,561,328	9,321	1,050,068	—	148,491,704
Net periodic cost of employee benefits	36,532,518	37,401,828	8,837,963	11,112,176	204,268	21,250,936	—	115,339,689
Acquisition of wells, pipelines, properties, plant and equipment	205,579,644	31,587,666	5,170,234	5,237,725	1,907,105	2,162,441	—	251,644,815

(Figures stated in thousands, except as noted)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

As of / for the period ended March 31, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 297,739,681	204,169,749	66,412,387	11,563,360	286,553,654	17,495,516
Less unrealized intersegment sales	(11,076)	(2,665,887)	(9,251)	(13,085)	(1,345,299)	-
Total consolidated sales	Ps. 297,728,605	201,503,862	66,403,136	11,550,275	285,208,355	17,495,516
Operating income (loss):						
By segment	Ps. 207,366,132	(21,072,085)	(2,466,321)	(3,853,356)	3,338,379	5,112,034
Less unrealized intersegment sales	(11,076)	(2,665,887)	(9,251)	(13,085)	(1,345,299)	-
Less unrealized gain due to production cost valuation of inventory	4,379,561	(6,045,653)	(302,716)	19,643	140,427	-
Less capitalized refined products	(1,454,855)	-	-	-	-	-
Less amortization of capitalized interest	29,745	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 210,309,506	(29,783,625)	(2,778,288)	(3,846,798)	2,133,507	5,112,034
Net income (loss):						
By segment	Ps. (8,269,772)	(24,040,330)	(1,261,990)	(3,775,169)	3,353,773	(32,297,211)
Less unrealized intersegment sales	(11,076)	(2,665,887)	(9,251)	(13,085)	(1,345,299)	-
Less unrealized gain due to production cost valuation of inventory	4,379,561	(6,045,653)	(302,716)	19,643	140,427	-
Less capitalized refined products	(1,454,855)	-	-	-	-	-
Less equity method for unrealized profits	189	-	-	(71,994)		(7,350,252)
Less amortization of capitalized interest	29,745	-	-	-	-	-
Total consolidated net income (loss)	Ps. (5,326,208)	(32,751,870)	(1,573,957)	(3,840,605)	2,148,901	(39,647,463)
Assets:						
By segment	Ps. 1,868,545,017	583,427,030	214,057,465	118,073,430	120,950,204	1,712,424,426
Less unrealized intersegment sales	(20,553)	1,088,033	130,938	(5,776)	(3,435,146)	-
Less unrealized gain due to production cost valuation of inventory	(14,885,829)	(55,278,612)	(2,818,359)	(2,184,930)	(5,039,207)	
Less capitalized refined products	(1,454,855)					
Less equity method for unrealized profits	189			(71,994)		(7,350,252)
Less amortization of capitalized interest	29,745					-
Total consolidated assets	Ps. 1,852,213,714	529,236,451	211,370,044	115,810,730	112,475,851	1,705,074,174

(Figures stated in thousands, except as noted)

Liabilities:							
By segment	Ps.	1,363,373,580	656,162,070	141,858,004	116,244,360	79,361,960	1,902,417,484
Less unrealized gain due to production cost valuation of inventory		-	-	-	-	(692,039)	-
Total consolidated liabilities	Ps.	1,363,373,580	656,162,070	141,858,004	116,244,360	78,669,921	1,902,417,484

For the period ended March 31, 2013:		**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Trading Companies**	**Corporate and Other Subsidiary Companies**
Sales:							
By segment	Ps.	320,248,857	193,011,061	49,801,545	9,785,206	277,417,853	15,714,199
Less unrealized intersegment sales		(2,246)	(898,178)	44,713	8,548	290,894	-
Total consolidated sales	Ps.	320,246,611	192,112,883	49,846,258	9,793,754	277,708,747	15,714,199
Operating income (loss):							
By segment	Ps.	237,835,821	(25,107,540)	(151,841)	(2,952,990)	3,587,927	3,244,149
Less unrealized intersegment sales		(2,246)	(898,179)	44,713	8,547	290,894	-
Less unrealized gain due to production cost valuation of inventory		2,205	(12,626,830)	57,943	(338,754)	(347,037)	-
Less capitalized refined products		(1,194,648)	-	-	-	-	-
Less amortization of capitalized interest		29,745	-	-	-	-	-
Total consolidated operating income (loss)	Ps.	236,670,877	(38,632,549)	(49,185)	(3,283,197)	3,531,784	3,244,149
Net income (loss):							
By segment	Ps.	33,519,526	(26,871,531)	275,678	(2,805,050)	1,863,523	21,489,441
Less unrealized intersegment sales		(2,246)	(898,179)	44,713	8,547	290,894	-
Less unrealized gain due to production cost valuation of inventory		2,205	(12,626,830)	57,943	(338,754)	(347,036)	-
Less capitalized refined products		(1,194,648)					
Less equity method for unrealized profits							(14,674,940)
Less amortization of capitalized interest		29,745					
Total consolidated net income (loss)	Ps.	32,354,582	(40,396,540)	378,334	(3,135,257)	1,807,381	6,814,501

(Figures stated in thousands, except as noted)

As of / for the Year ended December 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 1,250,785,620	820,912,682	219,332,517	40,360,373	1,096,302,859	60,568,624
Less unrealized intersegment sales	(13,957)	(1,521,679)	136,734	4,930	(174,663)	-
Total consolidated sales	Ps. 1,250,771,663	819,391,003	219,469,251	40,365,303	1,096,128,196	60,568,624
Operating income (loss):						
By segment	Ps. 850,636,276	(119,734,273)	873,221	(15,418,058)	2,568,759	185,058
Less unrealized intersegment sales	(12,826)	(1,521,678)	136,735	4,929	(174,663)	-
Less unrealized gain due to production cost valuation of inventory	17,747	12,301,255	435,920	166,048	5,509,332	-
Less capitalized refined products	(8,555,076)	-	-	-	-	-
Less amortization of capitalized interest	118,982	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 842,205,103	(108,954,696)	1,445,876	(15,247,081)	7,903,428	185,058
Net income (loss):						
By segment	Ps. (33,648,136)	(133,794,283)	3,336,785	(15,034,571)	(2,361,930)	(173,636,180)
Less unrealized intersegment sales	(12,826)	(1,521,678)	136,734	4,930	(174,663)	-
Less unrealized gain due to production cost valuation of inventory	17,747	12,301,255	435,920	166,048	5,509,332	-
Less capitalized refined products	(8,555,076)	-	-	-	-	-
Less equity method for unrealized profits	(4,342)	-	-	(71,995)	-	2,841,035
Less amortization of capitalized interest	118,982	-	-	-	-	-
Total consolidated net income (loss)	Ps. (42,083,651)	(123,014,706)	3,909,439	(14,935,588)	2,972,739	(170,795,145)
Assets:						
By segment	Ps. 1,856,325,965	575,246,559	224,241,728	114,087,313	119,933,908	1,685,452,269
Less unrealized intersegment sales	(9,479)	3,753,919	140,189	7,310	3,232,537	-
Less unrealized gain due to production cost valuation of inventory	(11,777)	(49,232,959)	(2,515,644)	(2,204,574)	(1,050,304)	-
Less capitalized refined products	(16,755,002)	-	-	-	-	-
Less equity method for unrealized profits	(4,344)	-	-	(71,994)	-	2,841,034
Less amortization of capitalized interest	(2,498,608)	-	-	-	-	-
Total consolidated assets	Ps. 1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303
Liabilities:						
By segment	Ps. 1,342,978,777	740,780,574	144,252,327	113,696,802	87,307,528	1,847,935,634
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	3,047,319	-
Total consolidated liabilities	$1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634

(Figures stated in thousands, except as noted)

NOTE 5—CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:

As of March 31, 2014 and December 31, 2013, cash and cash equivalents were as follows:

		March 31, 2014		December 31, 2013
Cash on hand and in banks	**Ps.**	**54,851,128**	Ps.	45,942,338
Marketable securities		**28,320,888**		34,803,381
	Ps.	**83,172,016**	Ps.	80,745,719

(i) Cash on hand and in banks is primarily composed of cash in banks.

At March 31, 2014, and December 31, 2013, restricted cash was as follows:

		March 31, 2014		December 31, 2013
Restricted cash	**Ps.**	**9,538,118**	Ps.	7,701,797

Restricted cash at March 31, 2014 and December 31, 2013 primarily increased due to the following: In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project. Since the initiation of such claim, COMMISA and Pemex-Exploration and Production have filed several additional claims against one another. As a result of one of these additional claims, on September 25, 2013, the U.S. District Court ordered Pemex-Exploration and Production deposit with COMMISA Ps. 6,081,706. Pemex-Exploration and Production subsequently deposited the judgment amount in a bank account in New York as a condition to filing a motion to appeal the resolution before the Second Circuit Court of Appeals.

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of March 31, 2014 and December 31, 2013, accounts, notes receivable and other receivables were as follows:

(Figures stated in thousands, except as noted)

	March 31, 2014	December 31, 2013
Export customers	**Ps. 43,210,857**	Ps. 46,337,045
Domestic customers	**49,479,764**	38,648,470
Tax credits	**10,977,723**	15,416,955
Sundry debtors	**7,087,920**	7,818,554
Employee and officers	**5,287,843**	5,077,687
Negative IEPS Tax pending to be credit.	**8,289,351**	4,293,619
Advances to suppliers	**5,222,929**	3,284,575
Insurance claims	**1,822,510**	1,618,828
Other account receivables	**16,161**	16,278
	Ps. 131,395,058	Ps. 122,512,011

NOTE 7—INVENTORIES:

As of March 31, 2014 and December 31, 2013, inventories were as follows:

	March 31, 2014	December 31, 2013
Crude oil, refined products, derivatives and petrochemicals products	**Ps. 41,211,447**	Ps. 51,638,624
Materials and products in stock	**4,896,970**	5,259,341
Materials and products in transit	**-**	16,535
	Ps. 46,108,417	Ps. 56,914,500

NOTE 8—INVESTMENTS IN EQUITY INSTRUMENTS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., "Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On June 29, 2012, Petróleos Mexicanos opted to receive its dividend in cash, which it received on July 13, 2013, while on July 9, 2012, PMI HBV received its dividend in the form of 2,600,191 new Repsol shares. As part of the same program, on January 21 and July 16, 2013, PMI HBV opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, PEMEX divested its direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278,842. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of

(Figures stated in thousands, except as noted)

Ps. 2,869,883, pursuant to which PEMEX retains economic and voting rights in such shares.

On January 17, 2014, PMI HBV opted to receive dividends in the form of 1,451,455 new Repsol shares.

As of March 31, 2014 and December 31, 2013, the investments in 55,155,370 shares of Repsol were valued at Ps. 18,377,498 and Ps. 17,728,490, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 160,200 at March 31, 2014 and Ps. 4,453,495 at December 31, 2013. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 914,116 in the statements of comprehensive income at December 31, 2013.

At March 31, 2014 and December 31, 2013, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, which amounted to approximately 5.13% of Repsol's total shares.

At March 31, 2014 and December 31, 2013, PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.30% and 9.19% of Repsol's total shares, respectively. In addition, PEMEX holds one Repsol share through PMI-SES.

(Figures stated in thousands, except as noted)

NOTE 9—PERMANENT INVESTMENTS IN ASSOCIATES:

The permanent investments in associates as of March 31, 2014 and December 31, 2013, were as follows:

	Percentage of Investment	March 31, 2014	December 31, 2013
Deer Park Refining Limited	50.00%	**Ps. 7,495,553**	Ps. 6,710,317
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	**4,174,671**	4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.[1]	44.09%	**3,248,418**	3,253,978
Compañía Mexicana de Exploraciones, S.A. de C.V[2].	60.00%	**1,166,741**	1,141,065
Frontera Brownsville, L.L.C.	50.00%	**508,034**	517,945
Mexicana de Lubricantes, S.A. de C.V.	46.85%	**488,321**	488,321
Other—Net	Various	**672,995**	616,193
		Ps. 17,754,733	Ps. 16,779,501

(1) In September 2013, pursuant to a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in PPQ Cadena Productiva, S.L. ("PPQ") by Ps. 2,993,531. This investment allowed PPQ to acquire a 44% interest in Compañía Petroquímica Mexicana de Vinilo, S.A. de. C.V.

(2) PEMEX has no control in this company; therefore it was not included in consolidation.

Profit (loss) sharing in associates:

	March 31, 2014	March 31, 2013
Deer Park Refining Limited	**Ps. 726,074**	Ps. (432,512)
Gasoductos de Chihuahua, S. de R.L. de C.V.	**475,942**	548,765
Petroquímica Mexicana de Vinilo, S.A. de C.V.	**19,443**	—
Other—Net	**(86,276)**	(354,317)
	Ps. 1,135,183	Ps. (238,064)

(Figures stated in thousands, except as noted)

NOTE 10— WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of March 31, 2014 and December 31, 2013, the components of wells, pipelines, properties, plant and equipment were as follows:

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
INVESTMENT														
Balances as of December 31, 2013	Ps.	735,549,850	45,039,305	558,441,853	1,100,557,457	60,262,361	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,517,672
Acquisitions		4,429,528	186,986	219,205	8,410,247	157,292	900,001	1,683,662	1,043,363	18,136,682	128,432	591,685	250,692	36,137,775
Capitalization and reclassifications		3,660,176	(19,282)	2,383,515	13,195,427	(89,656)	(59,381)	(372,856)	(83,480)	(19,838,407)	205,218	225,665	-	(793,061)
Disposals		(1,319,203)	-	(9,431)	-	(4,881)	-	(101,530)	(963,312)	(1,855,357)	(33,686)	(176,815)	-	(4,464,215)
Balances as of March 31, 2014	Ps.	742,320,351	45,207,009	561,035,142	1,122,163,131	60,325,116	327,165,228	53,145,569	23,314,258	145,872,959	42,657,821	10,908,333	283,254	3,134,398,171
ACCUMULATED DEPRECIATION AND AMORTIZATION														
Balances as of December 31, 2013	Ps.	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(35,069,105)	(109,806,704)	(34,503,429)	(12,623,928)	-	-	(7,341,909)	-	(1,381,938,931)
Acquisitions		(9,331,096)	(728,777)	(4,124,052)	(18,164,385)	(343,933)	(3,717,223)	(834,463)	(326,462)		-	-	-	(37,570,391)
Reclassifications		(12,245)	61,198	216,677	-	85,680	26,842	306,149	46,926	-	-	(5,831)	-	725,396
Disposals		875,014	-	860	2,191,869	809	-	95,694	51,375	-		-	-	3,215,621
Balances as of March 31, 2014	Ps.	(318,129,966)	(26,166,519)	(219,756,829)	(647,555,479)	(35,326,549)	(113,497,085)	(34,936,049)	(12,852,089)	-	-	(7,347,740)	-	(1,415,568,305)
Net wells, pipelines, properties, plant and equipment as of December 31, 2013	Ps.	425,888,211	19,540,365	342,591,539	468,974,494	25,193,256	216,517,904	17,432,864	10,693,759	149,430,041	42,357,857	2,925,889	32,562	1,721,578,741
Net wells, pipelines, properties, plant and equipment as of March 31, 2014	Ps.	424,190,385	19,040,490	341,278,313	474,607,652	24,998,567	213,668,143	18,209,520	10,462,169	145,872,959	42,657,821	3,560,593	283,254	1,718,829,866
Depreciation rates		4%	5%	3%	-	3%	4%	10%	5%	-	-	-	-	-
Estimated useful lives		25 years	20 years	33 years	-	33 years	25 years	10 years	20 years	-	-	-	-	-

(Figures stated in thousands, except as noted)

NOTE 11—OTHER ASSETS:

As of March 31, 2014 and December 31, 2013, the balance of other assets was as follows:

		March 31, 2014		December 31, 2013
Wells unassigned to a reserve	**Ps.**	**8,560,543**	Ps.	7,892,474
Payments in advance		**4,330,941**		2,244,450
Other		**4,999,799**		4,057,786
	Ps.	**17,891,283**	Ps.	14,194,710

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the *Secretaría de Hacienda y Crédito Público* (Ministry of Finance and Public Credit, or the "SHCP") for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to March 31, 2014, PEMEX participated in the following financing activities:

a. On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b. On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $32,000,000 to U.S. $42,000,000.

c. On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,616,050 of *Certificados Bursátiles* in the form of GDNs, and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the second

(Figures stated in thousands, except as noted)

reopening of the same series of *Certificados Bursátiles* due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of *Certificados Bursátiles* in two tranches: one at a floating rate for Ps. 2,000,000 due 2019, which was a reopening of the same series of *Certificados Bursátiles* due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for UDIs equivalent to Ps. 3,000,000 due 2026. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d. On March 10, 2014, Pemex-Exploration and Production obtained a letter of credit for Ps. 513,810 that matures on May 9, 2014.

e. On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matures on May 22, 2014.

f. On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 2.351% and matures in March 2018.

g. Between January 1 and March 31, 2014, PMI HBV obtained U.S. $450,000 from its revolving credit line and repaid U.S. $1,000,000.

NOTE 13—PROVISIONS FOR SUNDRY CREDITORS:

At March 31, 2014 and December 31, 2013, the provisions for sundry creditors were as follows:

	March 31, 2014	December 31, 2013
Provision for plugging of wells	**Ps. 46,110,722**	Ps. 46,118,080
Provision for litigation and claims in process	**17,565,548**	17,624,737
Provision for environmental costs	**6,158,528**	5,466,581
	Ps. 69,834,798	Ps. 69,209,398

(Figures stated in thousands, except as noted)

NOTE 14—FINANCING INCOME AND COST:

For the three month periods ended March 31, 2014 and 2013, financing income and cost were as follows:

	March 31, 2014	March 31, 2013
Derivative financial instruments income	Ps. 4,509,116	Ps. 2,649,482
Interest income	514,335	667,289
Financing income	Ps. 5,023,451	Ps. 3,116,771
Interest expense	(10,982,308)	(8,732,374)
Derivative financial instruments cost	(2,105,824)	(8,649,123)
Financing cost	Ps. (13,888,132)	Ps. (17,387,497)

NOTE 15—CONTINGENCIES:

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2014 and as of December 31, 2013, the reserve for environmental remediation expenses totaled Ps. 6,158,528 and Ps. 5,446,581, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of March 31, 2014 and December 31, 2013, PEMEX had accrued a reserve of Ps. 17,565,548 and Ps. 17,624,737,

(Figures stated in thousands, except as noted)

respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No.13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On August 27, 2013, the U.S. District Court issued a preliminary judgment recognizing the arbitration award. On September 12, 2013, a hearing was held before the U.S. District Court to specify the amounts to be paid by the parties under a final judgment. COMMISA is seeking U.S. $355,864 (not including interest or taxes) under the arbitration award, as well as U.S. $106,827 for bails posted and other expenses incurred in connection with the enforcement of the arbitration award. In connection with the aforementioned construction agreement with COMMISA, PEMEX is involved in the following additional legal proceedings:

    - On January 22, 2013, COMMISA submitted a request to a court in Luxembourg for the precautionary attachment of assets owned by Pemex-Exploration and Production and Petróleos Mexicanos, which were held in several financial institutions. This request was granted, and on July 15, 2013, Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against this resolution. In addition, on March 22, 2013, a different court in Luxembourg recognized the arbitration award and issued an execution order without notifying Pemex-Exploration and Production and Petróleos Mexicanos. On June 26, 2013, Pemex-Exploration and Production filed an appeal against this resolution. On September 2, 2013, Petróleos Mexicanos amended the appeal requesting that the recognition of the arbitration award be revoked on the basis that the award had been declared null and void by the *Juzgado Quinto de Distrito en Materia Civil* (Fifth

(Figures stated in thousands, except as noted)

Civil District Court) in Mexico. As of the date of this report, a final resolution is still pending.

- On August 30, 2013, the *Secretaría de Economía* (Ministry of Economy) was summoned to an arbitration proceeding under the North American Free Trade Agreement ("NAFTA") by KBR, Inc. ("KBR"), the parent company of COMMISA. KBR is seeking to prove that the Mexican Government (through Pemex-Exploration and Production, among other entities) breached several provisions of NAFTA. KBR is seeking approximately U.S. $110,000 in damages for these alleged breaches. As of the date of this report, a final resolution is still pending.

- On April 9, 2013, Pemex-Exploration and Production filed a claim before a *Juzgado de Distrito* (District Court) in Monterrey, Nuevo León, against COMMISA for amounts owed by COMMISA in connection with the termination of the construction agreement mentioned above. The claim was rejected by the court on April 12, 2013. On April 18, 2013 Pemex-Exploration and Production filed an appeal against this resolution, which was admitted by the court. As of the date of this report, a final resolution is still pending.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Exploration and Production requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On

(Figures stated in thousands, except as noted)

November 27, 2012, the court allowed Pemex-Exploration and Production to amend its claim. The Tax Management Service filed a motion against this resolution, which was denied. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which was admitted by the court. On June 24, 2013, the court denied a reclamation motion filed by the Tax Management Service. On September 2, 2013, the Tax Management Service filed a response to the amended claim. As of the date of this report, the pleadings stage is still pending.

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On April 30, 2012, the ICA ordered Pemex-Refining and Petróleos Mexicanos to pay U.S. $311,178 and CONPROCA to pay U.S. $29,056 (not including financial expenses or taxes). On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void, which was admitted on December 11, 2012. On January 18, 2013, CONPROCA filed a response to this claim, as well as evidence in support of its response. On March 7, 2013 the evidentiary stage before the Eleventh District Civil Court concluded and, on May 24, 2013, a pleadings hearing was held before this court. As of the date of this report, a final resolution is still pending. In a concurrent proceeding, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On September 21, 2012, Pemex-Refining filed a response to CONPROCA's motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing, which as of the date of this report is still pending.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. L.L.C filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract.

(Figures stated in thousands, except as noted)

As of the date of this report, the trial is in the evidentiary stage. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. On August 24, 2011, the court admitted expert opinions on economic and financial matters and ordered Pemex-Exploration and Production to appoint its experts, who accepted their designation as such on February 7, 2012. On September 5, 2012, Pemex-Exploration and Production filed its expert opinions. On April 5, 2013, the court requested the appointment of independent experts, which, as of the date of this report, is still pending.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Refining requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Superior Court of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the court allowed Pemex-Refining to amend its claim. The Tax Management Service filed a motion against this resolution, which was denied. On January 18, 2013, Pemex-Refining filed a motion to amend its claim, which was admitted by the court. On June 24, 2013, the court denied a reclamation motion filed by the Tax Management Service. On September 2, 2013, the Tax Management Service filed a response to the amended claim. As of the date of this report, the pleadings stage is still pending.

(Figures stated in thousands, except as noted)

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum rights concessions, including damages of up to Ps. 1,552,730. On July 19, 2012, the court rejected a motion filed by the defendants arguing that the court lacked jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, who responded the claim on February 21, 2013. On March 4, 2013, the court admitted an amendment to the claim and requested that the defendants file their response. On April 24, 2013, the defendants appealed this resolution and requested that a Superior Court reviews the case. On May 2, 2013, the defendants filed a response to the plaintiff's amended claim. In addition, on April 9, 2013, a new claim (No. 438/12-11-02-3) was filed before the same Court and the defendants requested that it be joined to the previous claim. On May 2, 2013, the two claims were joined. On May 10, 2013, the Superior Court requested additional documentation from both parties. On May 13, 2013, the response filed by the defendants was admitted by the court. As of the date of this report, the trial is in the evidentiary stage.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and expert opinions. The court then appointed an expert in raw sewage on behalf of the plaintiffs, who was granted an extension to file his opinion. The plaintiffs filed an *amparo* against several government authorities in Reynosa as well as against the manager of the Burgos business unit for allegedly performing cleaning operations in lands owned by the plaintiffs without their consent and for flooding their lands. In response, Pemex-Gas and Basic Petrochemicals filed additional documentary evidence in support of the

(Figures stated in thousands, except as noted)

cleaning operations. As of the date of this report, additional hearings are still pending.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. ("Saboratto") for, among other things, liability and damages in connection with various services agreements. Saboratto is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed its response to this claim. On October 22, 2011, the court notified Pemex-Exploration and Production that the plaintiff had filed accountant and management expert opinions and ordered it to appoint its experts and file any necessary questionnaires. On January 2, 2013, Pemex-Exploration and Production's experts filed their opinions with the court. The court then appointed an independent expert to issue an opinion because the opinions of Pemex-Exploration and Production's experts conflicted with those of Saboratto's experts. As of the date of this report, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 16—SUBSEQUENT EVENTS:

During the period from April 1 to April 29, 2013, Petróleos Mexicanos participated in the following financing activities:

- On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos' U.S. $42,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

(Figures stated in thousands, except as noted)

- Between January 1 and April 29, 2014, PMI HBV obtained and paid U.S. $80,000 from a revolving credit line.

On April 29, 2014, the exchange rate was Ps. 13.1371 per U.S. dollar, which represents a 0.46% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2013, which was Ps. 13.0765 per U.S. dollar.

On April 29, 2014, the weighted average price of the crude oil exported by PEMEX was U.S. $96.66 per barrel, an increase of 4.49% as compared to the average price as of December 31, 2013, which was U.S. $92.51 per barrel.

PEMEX has valued and recorded the 55,155,370 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 4.97 %, from €18.32 per share as of December 31, 2013 to €19.23 per share as of April 29, 2014.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	7,495,553
Gasoductos de Chihuahua, S. de R.L. de C.V.	Natural Gas transportation	1	50.00	393,049	4,174,671
Petroquímica Mexicana de Vinilo, S.A. de C.V.	Multi purpose financial entity	1	44.00	2,993,585	3,248,418
Cia. Mexicana de Exploraciones, S.A. de C.V.	Exploration geologic services	25,333,847	60.00	25,333	1,166,741
Frontera Brownsville	Operation of a wholesale storage and distribution center	1	50.00	443,737	508,034
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	488,321
MGI Enterprises US LLC (Delaware)	Investment in the Tucso-Sásabe pipeline	1,000	100.00	239,779	294,735
Servicios Aéreos Especializados Mexicanos, S.A. de	To render operation and executive services	1	49.00	142,094	158,525
CH4 Energía, S.A. de C.V.	Gas purchase-sale and trading	2,358	50.00	2,358	140,146
Pasco International, Ltd.	Pasco Terminals, Inc. Holding	16,600	100.00	95	93,775
Otros		1	0.00	0	208,984
Estimación de Fluctuación en Inversiones		1	0.00	0	-223,170
TOTAL INVESTMENT IN ASSOCIATES				4,418,826	17,754,733

NOTES

THE OWNERSHIP PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY SHOWS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO OWNERSHIP PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2014**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE (1) (7)	NOT	26/06/2003	02/07/2018	5.44							261,670	0	261,674	261,674	261,674	130,829
EXPORT DEVELOPMENT (1) (8)	YES	29/12/2011	29/12/2016	1.33							0	0	0	2,614,227	0	0
SECURED																
APPLE BANK FOR SAV (1) (8)	YES	30/11/2006	15/12/2015	0.33							384,815	0	384,815	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	19/12/2007	25/06/2017	0.36							307,852	0	307,852	307,852	153,926	0
BANCO BILBAO VIZCA (1) (8)	YES	30/12/2010	30/12/2020	1.05							178,623	0	178,623	178,623	178,623	535,869
BANCO SANTANDER SA (1) (8)	YES	28/02/2007	15/06/2014	0.37							93,455	0	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	03/11/2005	26/01/2015	0.36							307,852	307,852	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	30/11/2006	25/06/2015	0.38							538,741	0	269,370	0	0	0
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022	0.61							39,251	39,251	78,502	78,502	78,502	313,479
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022	0.61							91,586	91,586	183,172	183,172	183,172	731,451
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.37							307,852	0	0	0	0	0
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.52							615,704	0	615,704	615,704	307,852	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.52							307,852	0	307,852	307,852	153,926	0
BNP PARIBAS (1) (8)	YES	14/12/2010	21/12/2020	0.65							523,348	0	523,348	523,348	523,348	1,570,044
CITIBANK INTERNATI (1) (8)	YES	22/12/2010	24/06/2019	1.12							634,473	0	634,473	634,473	634,473	951,710
CITIBANK NA (1) (8)	YES	15/06/2011	15/06/2014	0.39							26,937	0	0	0	0	0
CITIBANK NA (1) (8)	YES	27/06/2011	25/06/2015	0.38							461,778	0	230,889	0	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	30/11/2006	25/02/2017	0.36							21,635	21,635	43,269	43,269	0	0
EXPORT DEVELOPMENT (1) (7)	YES	21/03/2014	21/03/2018	2.35							0	0	0	0	3,925,110	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	10/09/2014	0.83							32,709	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	23/06/2015	0.85							82,774	0	41,387	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.85							48,063	0	24,031	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	08/11/2010	09/11/2020	0.65							654,185	0	654,185	654,185	654,185	1,962,555
EXPORT DEVELOPMENT (1) (8)	YES	18/07/2012	18/07/2017	1.83							0	0	0	0	3,923,815	0
EXPORT IMPORT BANK (1) (7)	YES	14/07/2009	20/12/2019	3.81							1,373,789	0	1,373,789	1,373,789	1,373,789	2,747,577
EXPORT IMPORT BANK (1) (7)	YES	28/12/2011	30/12/2021	2.45							392,511	0	392,511	392,511	392,511	1,569,833
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/04/2015	5.45							4,204	0	2,102	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/05/2015	5.45							1,690	0	845	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	11/06/2015	5.45							697	0	349	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	22/07/2015	5.45							349	349	349	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/08/2015	5.45							1,873	1,873	1,873	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							4,855	0	4,855	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							79,017	79,017	158,035	158,035	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							6,468	0	6,468	6,468	3,234	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.76							12,527	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.69							75,666	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	30/05/2014	0.73							1,298	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.53							18,554	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.72							5,570	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.52							78,083	0	78,083	78,083	39,042	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.55							25,404	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.50							21,937	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.46							4,776	4,776	4,776	0	0	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.46							6,548	6,548	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.47							4,550	0	4,550	0	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.46							46,404	46,404	46,404	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	30/12/2014	0.47							53,568	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.48							25,401	0	25,401	0	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.30							82,551	82,551	82,551	0	0	0
HSBC BANK PLC (1) (8)	YES	15/04/2010	15/04/2020	1.11							138,043	0	138,043	138,043	138,043	345,107
HSBC BANK PLC (1) (8)	YES	29/04/2010	31/03/2020	1.03							88,006	88,006	176,013	176,013	176,013	352,026
HSBC BANK PLC (1) (8)	YES	30/06/2010	22/07/2019	0.97							39,026	39,026	78,053	78,053	78,053	117,079
HSBC BANK PLC (1) (8)	YES	23/09/2011	30/06/2021	1.02							107,032	0	107,032	107,032	107,032	373,857
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.36							230,889	0	230,889	115,444	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.50							153,926	0	153,926	153,926	76,963	0
JAPAN BANK FOR INT (1) (7)	YES	30/09/2005	30/06/2015	4.97							63,141	0	2,327	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.56							33,317	33,317	66,635	66,635	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.86							1,385	1,385	2,769	2,768	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.96							180,202	180,202	360,404	360,402	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.06							19,246	19,246	38,492	38,492	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.16							80,433	80,433	160,866	160,859	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.36							53,641	53,641	107,282	107,281	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.56							5,631	5,631	11,263	11,262	0	0
JP MORGAN CHASE BA (1) (8)	YES	10/09/2008	20/06/2017	0.50							230,889	0	230,889	230,889	115,444	0
JP MORGAN CHASE BA (1) (8)	YES	28/07/2009	20/12/2019	1.20							62,607	0	62,607	62,607	62,607	125,214
JP MORGAN CHASE BA (1) (8)	YES	26/08/2009	20/12/2019	1.20							217,139	0	217,139	217,139	217,139	434,278
JP MORGAN CHASE BA (1) (8)	YES	28/09/2009	20/12/2019	1.20							112,765	0	112,765	112,765	112,765	225,530

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2014**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
JP MORGAN CHASE BA (1) (8)	YES	13/12/2010	21/12/2020	0.65							261,674	0	261,674	261,674	261,674	785,022
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.59							523,348	0	523,348	523,348	523,348	2,085,960
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.75							130,837	0	130,837	130,837	130,837	521,325
MIZUHO CORPORATE B (1) (8)	YES	15/06/2009	14/12/2018	0.75							981,278	0	981,278	981,278	981,278	981,278
MIZUHO CORPORATE B (1) (8)	YES	25/03/2010	24/03/2020	2.04							461,789	461,789	923,578	923,578	923,578	1,846,961
NACIONAL FINANCIER (3) (7)	NOT	07/11/1990	20/11/2015	6.00							412,778	0	412,778	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2014	2.00							453	0	0	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							46	0	46	23	0	0
SOCIETE GENERALE (1) (8)	YES	14/12/2010	21/12/2020	0.65							261,674	0	261,674	261,674	261,674	785,021
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							161,919	161,919	323,838	323,838	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.78							47,078	47,078	94,157	94,157	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.46							90,119	90,119	180,238	180,238	0	0
SOCIETE GENERALE (1) (8)	YES	13/01/2010	13/02/2017	0.46							22,923	22,923	45,845	45,845	0	0
SOCIETE GENERALE (1) (8)	YES	13/12/2010	21/12/2020	0.64							261,674	0	261,674	261,674	261,674	785,022
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.37							230,889	230,889	0	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.36							230,889	230,889	230,889	0	0	0
THE BANK OF TOKYO- (1) (8)	YES	10/12/2004	10/12/2014	0.69							915,859	0	0	0	0	0
THE EXPORT-IMPORT (1) (7)	YES	07/12/2005	13/02/2017	4.77							55,430	55,430	110,859	110,859	0	0
INT DEV NO PAG	NOT		31/12/2014	0.00							243,303	0	0	0	0	0
COMMERCIAL BANKS																
HSBC MEXICO SA INS (6) (11)	NOT	29/12/2011	29/12/2016	4.35	1,166,667	0	1,166,667	1,149,857	0	0						
NACIONAL FINANCIER (6) (11)	NOT	17/08/2009	17/07/2014	6.20	666,667	0	0	0	0	0						
NACIONAL FINANCIER (6) (7)	NOT	21/12/2012	21/12/2022	6.55	0	0	0	0	0	1,998,793						
BANCO BILBAO VIZCA (3) (8)	YES	28/05/2008	02/06/2014	0.85							2,683,067	0	0	0	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	20/03/2014	22/04/2014	0.96							13,083,700	0	0	0	0	0
BBVA BANCOMER SA (1) (8)	NOT	10/12/2010	15/01/2016	1.16							0	0	26,167,400	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							34,425	11,781	48,706	51,341	54,118	191,454
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							33,888	11,526	47,296	48,910	50,966	214,577
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							29,324	9,963	40,714	42,384	44,046	242,995
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							29,324	9,963	40,714	42,384	44,046	242,995
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							30,677	9,925	42,474	44,065	45,655	182,247
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							34,246	11,456	47,562	49,262	50,947	204,031
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							34,310	11,102	47,504	49,283	51,061	203,837
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							30,548	9,960	42,513	44,075	45,701	182,244
BBVA BANCOMER (1) (7)	NOT	26/04/2013	30/12/2021	3.50							29,447	9,878	40,874	42,455	43,986	235,080

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023	3.50							29,470	9,677	40,882	42,398	43,985	243,616
HSBC (2) (8)	YES	07/09/2011	25/08/2014	5.37							2,150,309	0	0	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	5.37							1,815,828	0	0	0	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	5.37							812,337	0	0	0	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2014	0.00	43,552	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2014	0.00							52,161	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							247,936	110,194	330,581	330,581	330,581	1,460,070
COPFS (1) (8)	YES	01/02/2005	31/07/2017	1.95							6,338,876	882,057	1,664,239	806,178	0	0
DEUTSCHE BANK MX (1) (7)	NOT	28/11/2013	28/11/2023	4.45							119,009	40,559	166,815	174,391	182,312	1,221,047
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							69,081	23,951	100,661	108,915	117,847	62,501
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							60,242	20,886	87,779	94,978	102,767	54,502
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							68,323	23,691	99,600	107,810	116,697	93,794
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							68,323	23,691	99,600	107,810	116,697	93,794
TOTAL BANKS					1,876,886	0	1,166,667	1,149,857	0	1,998,793	43,245,574	3,714,025	43,098,108	16,837,620	18,656,716	25,405,811

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2014**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX SA Ins (6) (11)	NOT	08/02/2010	03/02/2015	4.50	0	7,959,780	0	0	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	17/05/2010	12/05/2014	4.24	8,500,000	0	0	0	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	15/03/2011	08/03/2016	4.01	0	0	9,946,851	0	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	03/10/2011	10/04/2017	4.04	0	0	0	0	6,963,866	0						
BANCO INVEX SA Ins (6) (11)	NOT	29/11/2012	23/11/2017	3.98	0	0	0	0	11,469,108	0						
BANCO INVEX SA Ins (6) (11)	NOT	22/03/2013	23/11/2017	3.98	0	0	0	0	2,503,647	0						
BANCO INVEX SA Ins (6) (11)	NOT	25/06/2013	23/11/2017	3.98	0	0	0	0	2,509,410	0						
BANCO INVEX SA Ins (6) (11)	NOT	19/09/2013	28/02/2019	3.86	0	0	0	0	0	4,993,490						
BANCO INVEX SA Ins (6) (11)	NOT	09/12/2013	28/02/2019	3.86	0	0	0	0	0	1,094,916						
BANCO INVEX SA Ins (6) (11)	NOT	30/01/2014	28/02/2019	3.86	0	0	0	0	0	1,589,989						
BANCO INVEX SA Ins (6) (7)	NOT	08/02/2010	27/01/2020	9.10	0	0	0	0	0	10,092,767						
BANCO INVEX SA Ins (6) (7)	NOT	07/12/2011	24/11/2021	7.65	0	0	0	0	0	20,648,220						
BANCO INVEX SA Ins (6) (7)	NOT	26/09/2013	12/09/2024	7.19	0	0	0	0	0	25,982,350						
BANCO INVEX SA Ins (7) (7)	NOT	08/02/2010	27/01/2020	4.20	0	0	0	0	0	4,126,108						
BANCO INVEX SA Ins (7) (7)	NOT	03/10/2011	20/09/2021	3.55	0	0	0	0	0	3,355,306						
BANCO INVEX SA Ins (7) (7)	NOT	30/01/2014	15/01/2026	3.94	0	0	0	0	0	3,022,928						
BANCO INVEX SA Ins (7) (7)	NOT	29/11/2012	11/05/2028	3.02	0	0	0	0	0	3,703,752						
SCOTIA INVERLAT CA (6) (11)	NOT	16/06/2006	05/06/2014	3.72	10,000,000	0	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	29/07/2005	16/07/2015	9.91	0	0	9,500,000	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	03/04/2009	28/03/2016	9.15	0	0	7,499,103	0	0	0						
SCOTIA INVERLAT CA (7) (13)	NOT	23/12/2004	05/12/2019	9.00	0	0	0	0	0	7,284,517						
SCOTIA INVERLAT CA (7) (13)	NOT	01/02/2005	05/12/2019	9.00	0	0	0	0	0	8,734,572						
INT DEV NO PAG	NOT		31/12/2014	0.00	1,069,094	0	0	0	0	0						
CREDIT SUISSE (4) (7)	YES	09/10/2009	13/10/2014	3.50							7,381,910	0	0	0	0	0
CREDIT SUISSE (4) (7)	YES	10/04/2012	10/04/2019	2.50							0	0	0	0	0	4,420,653
DEUTSCHE BANK AG (1) (7)	YES	12/12/2002	15/12/2014	7.38							4,777,317	0	0	0	0	0
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	3,073,557	0	0	0
DEUTSCHE BANK AG (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	32,560,986	0
DEUTSCHE BANK AG (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,096,598
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	22,896,475
DEUTSCHE BANK AG (1) (7)	YES	04/06/2008	15/06/2038	6.63							0	0	0	0	0	6,498,674
DEUTSCHE BANK AG (2) (7)	YES	07/10/2009	09/01/2017	5.50							0	0	0	17,887,715	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2014**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK AG (2) (7)	YES	17/08/2009	06/11/2017	5.78							0	0	0	0	3,591,241	0
DEUTSCHE BANK AG (2) (7)	YES	27/11/2013	27/11/2020	3.13							0	0	0	0	0	23,189,646
DEUTSCHE BANK AG (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	17,986,160
DEUTSCHE BANK AG (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	3,842,100
DEUTSCHE BANK AG (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	7,560,842
DEUTSCHE BANK AG (8) (7)	YES	26/04/2012	26/04/2017	6.13							0	0	0	0	1,809,873	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/2009	15/03/2015	4.88							0	19,625,550	0	0	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	1,479,721	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/07/2018	3.50							0	0	0	0	0	13,012,507
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2019	3.13							0	0	0	0	0	6,531,733
DEUTSCHE BANK TRUS (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	25,863,869
DEUTSCHE BANK TRUS (1) (7)	YES	05/02/2010	05/03/2020	6.00							0	0	0	0	0	12,955,813
DEUTSCHE BANK TRUS (1) (7)	YES	21/07/2010	21/01/2021	5.50							0	0	0	0	0	39,430,917
DEUTSCHE BANK TRUS (1) (7)	YES	24/01/2012	24/01/2022	4.88							0	0	0	0	0	27,197,183
DEUTSCHE BANK TRUS (1) (7)	YES	30/01/2013	30/01/2023	3.50							0	0	0	0	0	27,354,707
DEUTSCHE BANK TRUS (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	1,714,004
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/01/2024	4.88							0	0	0	0	0	19,486,334
DEUTSCHE BANK TRUS (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,954,195
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/1997	16/09/2027	9.50							0	0	0	0	0	1,337,520
DEUTSCHE BANK TRUS (1) (7)	YES	30/08/2010	15/06/2035	6.63							0	0	0	0	0	13,967,300
DEUTSCHE BANK TRUS (1) (7)	YES	02/06/2011	02/06/2041	6.50							0	0	0	0	0	39,364,121
DEUTSCHE BANK TRUS (1) (7)	YES	26/06/2012	27/06/2044	5.50							0	0	0	0	0	37,139,375
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2045	6.38							0	0	0	0	0	38,854,558
DEUTSCHE BANK TRUS (1) (7)	YES	28/09/2010	28/12/2045	6.63							0	0	0	0	0	13,064,844
DEUTSCHE BANK TRUS (1) (8)	YES	18/07/2013	18/07/2016	2.26							0	0	0	0	0	6,530,777
THE B NY MELLON (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	15,288,236	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.88							490,639	367,979	1,471,916	1,471,916	1,144,824	613,299
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.50							294,383	0	0	0	0	0
INT DEV NO PAG	NOT		31/12/2014	0.00							7,845,712	0	0	0	0	0
SECURED																
SUMITOMO MITSUI BA (3) (8)	YES	19/09/2008	29/09/2020	0.94							0	0	0	0	0	8,196,480
CREDIT AGRICOLE CIB (1) (7)	YES	26/07/2012	20/12/2022	1.70							523,348	0	523,348	523,348	523,348	2,602,216
CREDIT AGRICOLE CIB (1) (7)	YES	06/07/2012	20/12/2022	1.95							523,348	0	523,348	523,348	523,348	2,601,069
CREDIT AGRICOLE CIB (1) (7)	YES	06/07/2012	20/12/2022	2.00							523,348	0	523,348	523,348	523,348	2,602,256
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.29							228,965	228,965	457,930	457,930	457,930	2,736,834

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL: CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL: CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.83							261,674	261,674	523,348	523,348	523,348	3,127,141
WELLS FARGO NA (1) (8)	YES	30/09/2013	15/02/2024	0.67							735,958	245,319	981,278	981,278	981,278	5,865,478
INT DEV NO PAG	NOT		31/12/2014	0.00							114,609	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					19,569,094	7,959,780	26,945,954	0	23,446,031	94,628,915	23,701,211	20,729,487	8,078,073	38,180,467	44,119,245	443,595,678

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2014**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
PROVEEDORES	NOT				0	61,018,526										
TOTAL SUPPLIERS					0	61,018,526					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
OTROS PASIVOS	NOT				0	16,364,982	1,208,422,715	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	16,364,982	1,208,422,715	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					21,445,980	85,343,290	1,236,535,336	1,149,857	23,446,031	96,627,708	66,946,785	24,443,512	51,176,181	55,018,087	62,775,961	469,001,489

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	13.08370
(2) EUROS	EUR	17.98616
(3) JAPANESE YEN	JPY	0.12807
(4) SWISS FRANCS	CHF	14.76382
(5) STERLING POUND	GBP	21.74511
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	5.14508
(8) AUSTRALIAN DOLLAR	AUD	12.11027

TYPE OF RATE

(7) FIXED RATE

(8) LIBOR RATE

(9) FLOATING RATE

(10) DISCOUNT RATE

(11) TIIE RATE

NOTES

TYPE OF RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	12,339,880	161,451,283	10,128	132,512	161,583,795
CURRENT	12,328,164	161,297,996	10,071	131,773	161,429,769
NON CURRENT	11,716	153,287	57	739	154,026
LIABILITIES POSITION	54,068,503	707,416,084	9,458,590	123,753,343	831,169,427
CURRENT	12,675,862	165,847,181	1,492,451	19,526,775	185,373,956
NON CURRENT	41,392,641	541,568,903	7,966,139	104,226,568	645,795,471
NET BALANCE	-41,728,623	-545,964,801	-9,448,462	-123,620,831	-669,585,632

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.08370
AUSTRALIAN DOLLAR		12.1103
JAPANESE YENS	JPY	0.12807
STERLING POUNDS	GBP	21.74511
EUROS	EUR	17.98616
SWISS FRANC		14.76382
CANADIAN DOLLAR		11.85655

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2014**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	94	8,265,676	100.00		CFE
DIESEL	377	53,499,356	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	299	19,567,578	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	636	84,450,760	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	131	18,178,340	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	67	9,724,093	100.00		ASA
OTHER REFINED PRODUCTS	85	5,558,981	100.00		DISTRIBUIDORES
REDUCTION DUE TO DEPLETION	0	90	0		
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	360	1,668,045	83.00		
ETHANE DERIVATIVES (B)	261	4,310,564	37.00		
AROMATICS AND DERIVATIVES (C)	65	1,228,459	38.00		
PROPYLENES AND DERIVATIVES (D)	22	1,829,297	30.00		
OTHER PETROCHEMICALS (E)	397	823,846	0.00		
DRY GAS	3,386	21,938,472	0.00		(F)
SERVICES INCOME	0	2,699,382	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,191	130,861,515	0	(G)	(H)
REFINED PRODUCTS (TBD)	193	20,801,125	0		(I)
PETROCHEMICAL PRODUCTS (TT)	111	224,743	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	21,303,784	0		
TOTAL	**7,675**	**406,934,106**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - FEBRUARY 2014 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE (AS OF SEPTEMBER 12, 2013, THE PAJARITOS PETROCHEMICAL COMPLEX IS DIVESTED FROM PEMEX-PETROCHEMICALS) TO THE DOMESTIC MARKET.

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE PLANTS ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) PEMEX-PETROCHEMICALS DOES NOT CONSIDER PARTICIPATION TO THE DOMESTIC MARKET OF "OTHER PRODUCTS", SINCE THEY ARE NOT WITHIN THE SCOPE OF THE "MAIN SELECTED PRODUCTS".
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-MARCH 2014): 71.8% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 18.2% WAS DISTRIBUTED TO EUROPE, 2.2% TO THE REST OF THE AMERICAN CONTINENT AND 7.8% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-MARCH OF 2014 WAS 3.2%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFI should generally be used only for the purpose of mitigating financial risk. The use of DFI for any other purpose must be approved in accordance with PEMEX's internal regulation.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes exclusively; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation and regular stress testing of major exposures; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

Market Risk

(i) *Interest Rate Risk*

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso *Tasa de Interés Interbancaria de Equilibrio* (TIIE).

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

(ii) Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are indexed to international U.S. dollar-denominated prices, and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are determined in U.S. dollars. By contrast, PEMEX's capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound and Australian dollar, which are each swapped against the U.S. dollar. The UDI is swapped against the peso.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the board of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. This policy further states that the exchange rate risk generated by financing contracts denominated in currencies other than the functional one is to be fully covered immediately upon the execution of the contract. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

As of March 31, 2014 PMI HBV has outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, are derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments, because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

(iii) Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFI, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the first quarter of 2014.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with MGI Supply, Ltd. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. MGI Supply, Ltd. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013 and the first quarter of 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFI of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

(iv) Risk Relating to the Portfolio of Third-Party Shares

PEMEX holds a synthetic long position on 67,969,767 shares of Repsol, S.A., with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol, S.A. shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol, S.A. shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol, S.A. through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. The exchange rate forwards that matured in 2012 and 2013 correspond to 38,136,160 shares; hence, DFIs related to 19,068,080 shares remain outstanding. Notwithstanding their execution for hedging purposes, these DFI were not recorded as hedges for accounting purposes.

Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX enters into DFIs mostly with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in four cross currency swaps during 2013 and none so far in 2014. These swaps were used to hedge the exchange rate exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market value of a DFI must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the CVA method to calculate the fair value of its DFIs.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. Since October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are cashed out, rights to guarantees are exercised and, if the guarantees total amount is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. The Board of Directors of Pemex-Gas and Basic Petrochemicals approves the credit requirements related to entering into DFIs with Pemex-Gas and Basic Petrochemicals.

PMI Trading's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

PMI HBV's credit risk associated with DFI transactions is related to the financing that it obtains from the same DFI counterparties. PMI HBV's debt balance with such counterparties is greater than the DFIs' mark-to-market value.

Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves a healthy cash balance, maintaining a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations. In addition, PEMEX has acquired three committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*In-House Bank*". In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's Board of Directors.

Fair Value of Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PMI HBV's DFI portfolio are European-style, consisting of plain vanilla calls or puts, and/or are valued internally based on the traditional Black-Scholes model or certain variations thereof.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Financing Cost (FC).

As of March 31, 2014 and 2013, the net fair value of PEMEX's outstanding DFIs was $1,874,038 and ($2,961,826), respectively. As of March 31, 2014 and 2013, PEMEX did not have any DFIs designated as hedges.

For the periods ended March 31, 2014 and 2013, PEMEX recognized a net gain (loss) of $2,403,292 and ($5,999,611), respectively, in FC with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended March 31, 2014 and 2013, PEMEX has not recognized any effects in its statement of operations, due to embedded derivatives (foreign currency or index).

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos, except as noted, as of March 31, 2014)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Interest Rate Swaps	Hedging	9,812,775	LIBOR USD 3M=.23060%	LIBOR USD 3M = 0.24610%	39,391	100,454	735,958	981,278	981,278	981,278	981,278	5,151,707	0
Currency Swaps	Hedging	130,608,921	MXN = 13.0837 1/EUR = 1.3747 1/GBP = 1.662 JPY = 102.1605 UDI = 5.1451 CHF = 0.8862 AUD = 1.0804 Exchange rates against US dollar.	MXN = 13.0765 1/EUR = 1.378 1/GBP = 1.6561 JPY = 105.0321 UDI = 5.0587 CHF = 0.8892 AUD = 1.1178 Exchange rates against US dollar.	(192,957)	(2,228,761)	9,617,494	1,077,182	674,608	24,847,841	0	94,391,795	0
Currency Swaps with credit linked options	Hedging	13,456,585	1/EUR = 1.3747 JPY = 102.16054 Exchange rates against US dollar.	1/EUR = 1.378 JPY = 105.03213 Exchange rates against US dollar.	1,936,108	1,842,959	0	0	13,456,585	0	0	0	0

TABLE 2

Equity Derivatives

(in thousands of pesos, except as noted, as of March 31, 2014)

Derivative Type	Hedging/ Trading	Notional Amount (shares)	Underlying Value		Fair Value (in thousands of pesos)		Notional amounts by expected maturity year (shares)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Equity Swaps	Trading	67,969,767	Repsol = 18.525 Euro share price.	Repsol = 18.32 Euro share price.	(26,744)	545,379	67,969,767	0	0	0	0	0	0

TABLE 3

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of March 31, 2014)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)(1)		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Long Swaps	Trading	1,159,560	4.62	3.70	979	(3,965)	849,360	181,200	129,000	0	0	0	0
Short Swaps	Trading	(1,159,560)	4.62	3.70	160	5,731	(849,360)	(181,200)	(129,000)	0	0	0	
European Call Long	Trading	4,850,398	4.62	3.70	22,529	23,928	3,676,548	946,300	219,550	8,000	0	0	
Short		(4,850,398)			(22,444)	(23,755)	(3,676,548)	(946,300)	(219,550)	(8,000)	0	0	

(1) Representative underlying asset value.

TABLE 4

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(In thousands of pesos, except as noted, open positions as of March 31, 2014)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Futures	Hedging	(1.3)	121.4	114.1	5,958	(117,525)	(1.3)	0.0	0.0	0.0	0.0	0.0	N.A
Exchange Traded Swaps	Hedging	(4.0)	92.7	95.8	69,020	(58,229)	(4.0)	0.0	0.0	0.0	0.0	0.0	N.A

(1) Net Volume.

(2) Representative underlying asset value per barrel.

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 201,440,204.

TABLE 5
Treasury Financial Derivatives
(in thousands of pesos, except as noted, as of March 31, 2014)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value(1) Current Quarter	Underlying value(1) Previous Quarter	Fair Value Current Quarter	Fair Value Previous Quarter	Notional amounts by expected maturity year 2014	2015	2016	2017	2018	Thereafter	Collateral delivered
Over The Counter Interest Rate Swaps	Hedging	1,632,011	LIBOR USD 1M = 0.15200%	LIBOR USD 1M = 0.16770%	(67,185)	(64,435)	(126,618)	(175,043)	(182,465)	(190,427)	(198,750)	(758,707)	0
Over The Counter FX Forwards	Hedging	4,791,811	1/EUR = 1.3747 MXN = 13.0837	1/EUR = 1.3780 MXN = 13.0765	145,384	158,144	4,791,811	0	0	0	0	0	0
Over The Counter Equity Options and Dividend Swaps	Trading	19,068,080 shares	Repsol = 18.525 Euro share price.	Repsol = 18.32 Euro share price.	38,817	101,458	19,068,080 shares	0	0	0	0	0	0

(1) Representative outstanding underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of December 31, 2013 Ps. 13.0765= US$1.00 and March 31, 2014 Ps. Ps. 13.0837= US$1.00

The information in these tables has been calculated using the exchange rates as of December 31, 2013 Ps. 18.0194= EUR$1.00 and March 31, 2014 Ps. 17.98616= EUR$1.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 19, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.